UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING
                          (Check One):
[  ]  Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [ X] Form 10-Q
[  ]  Form N-SAR  [  ]    for period ended:  March 30, 1997.
[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
      For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
     Full Name of Registrant:  Encore Computer Corporation
     Former Name if Applicable:
     Address of Principal Executive Office (Street and Number)
     6901 West Sunrise Boulevard
     Fort Lauderdale, Florida   33313

PART II -- RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box
if appropriate)           [X]
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Form 10-K,  20-
F,  11-K,  10-Q,   N-SAR  or the transition  report  or  portion
thereof could not  be  filed within the prescribed time period.

Since 1989, the principal source of financing for the Company has been provided by the Japan Energy Corporation, through its wholly owned subsidiaries, Gould Electronics, Inc. ("Gould") and EFI International ("EFI") (collectively, the "Japan Energy Group"). The Japan Energy Group is a related party due to the significant financial interests of Gould and EFI in the Company. Assuming full conversion of preferred stock holdings as of March 30, 1997, the Japan Energy Group beneficially owns 83% of the
Company's common stock. The Company is dependent on the continued financial support of the Japan Energy Group. Should the Japan Energy Group withdraw its financial support, the Company may be unable to continue its normal operations.

On March 19, 1997, Gould as authorized by Japan Energy Corporation, agreed to cancel $40,000,000 of indebtedness pursuant to their loan agreement (the "Credit Agreement") in exchange for the issuance to Gould of 400,000 shares of the Company's Series I Convertible Preferred Stock ("Series I"), as discussed in more detail in Note E of Notes to Condensed Consolidated Financial Statements. The Company and Gould also agreed to amend the Credit Agreement to (i) reduce the maximum amount which can be borrowed by the Company from $80,000,000 to $50,000,000, and (ii) provide that any borrowings in excess of $41,915,869 (the principal amount outstanding on March 19, 1997 after giving effect to the exchange of indebtedness for shares of Series I) may be made only at the discretion of Gould. As of May 13, 1997 the Company owed to Gould $49,641,927 under the Credit Agreement, plus $13,502,088 in accrued interest. All borrowings under the Credit Agreement, plus accrued interest, are due and payable on May 31, 1997. The Company is currently in the process of negotiating with Gould to increase the maximum allowed under the Credit Agreement and to extend the maturity date of the agreement.

PART IV -- OTHER INFORMATION
      (1)   Name   and telephone number of person to contact  in
regard  to  this notification:
Edward J. Baker                    954             797-5750
    (Name)                      (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        [X] Yes     [ ] No
      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        [X] Yes     [ ] No
      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                   ENCORE COMPUTER CORPORATION
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: May 14, 1997            By: KENNETH G. FISHER
                                 __________________
                                 Kenneth G.Fisher,
                                 Chairman of the Board
                                 Chief Executive Officer

                             By: EDWARD J. BAKER
                                 _______________
                                 Edward J. Baker,
                                 Corporate Controller
                                 Secretary
                                 Chief Accounting Officer

                   ENCORE COMPUTER CORPORATION
           Attachment  per Instructions to Part IV(3)

Total net sales for the three month period of 1997 decreased 29% to $8,333,000 from $11,714,000 for the three month period of 1996. International net sales declined 21% to $4,096,000. International sales for the three months ended March 30, 1997 were 49% of total net sales as compared to 44% for the same period in 1996.

During the three month period ended March 30, 1997, equipment sales decreased $2,388,000 or 36% from the same period of 1996. In the first quarter of 1997 net Storage Product sales were $1,233,000, including the reversal of $954,000 associated with an international installation which is expected to be returned, compared to $1,400,000 in the first quarter of 1996. Sales of the Company's real-time products declined by $2,221,000 to $2,950,000 in the three month period ended March 30, 1997, from $5,171,000 in the three month period ended March 31, 1996.

For the three month period ended March 30, 1997, service sales declined $993,000, or 19% from the same period of 1996. Continued declining service revenues reflect the effect on the service business of (i) the Company's prolonged decline in equipment sales, (ii) the price competitiveness of the marketplace, (iii) the completion of long running government programs and subsequent deinstallation of systems and (iv) longer warranty periods for equipment sales required to compete in the storage marketplace.

Cost of equipment sales for the three month period of 1997 increased from the three month comparable period of 1996 by $1,297,000 or 22%, despite lower revenues. As a percentage of net equipment sales, 1997 cost of equipment sales for the three month period was 172% compared to 89% for the three month period of 1996. These increases are the result of (i) continued heavy discounting of Storage Products in an effort to penetrate the marketplace, (ii) under utilization of manufacturing capacity,
(iii) higher warranty costs associated with the Storage Product and (iv) the Company's policy of not reversing cost of sales on returned equipment.

Cost of service sales for the three month period ended March 30, 1997 decreased from the comparable period of 1996 by $692,000 or 14%. All service sales are derived from installed real-time products and the cost structure within the service department is highly variable due to the utilization of service partners. While the real-time service business continues to be profitable, service margins were reduced for investments in various programs and infrastructure necessary to support the Storage Product line. For the three month period ended March 30, 1997, this investment was $1,400,000. Therefore, cost of service sales associated with real-time services was $2,869,000, resulting in an adjusted gross margin of $1,281,000 or 31% of service revenues.

Research and development costs for the three month period ended March 30, 1997, decreased from the comparable period of 1996 by $995,000 or 12% . The decrease in 1997 spending is attributable to lower labor costs and reduced development material costs. However, as a percentage of net sales, research and development expenses were 87% for the three month period ended March 30, 1997 compared to 71% for the comparable period of 1996. The Company expects research and development spending in the near term, to remain relatively constant.

Selling, general and administrative expenses decreased by $1,080,000 or 12% for the three month period of 1997 when compared to 1996. The decrease is attributable to lower labor costs in the administration functions and lower commissions due to the decline in sales. As a percentage of net sales, selling, general and administrative costs continue to remain high, 92% for the three months ended March 30, 1997 compared to 74% for the comparable period of 1996.

Interest expense for the three month period ended March 30, 1997 increased from 1996 levels by $709,000, reflecting the Company's higher debt level during the first quarter of 1997 due to the timing and value of the various recapitalizations occurring in both years.

Other expense for the three month period of 1997 increased from 1996 by $523,000 due to higher foreign exchange losses.

During the past five years, the Company has incurred significant operating losses and has been unable to generate cash flows from operating activities. Cash used in operating activities for the first quarter of 1997 amounted to $9,044,000 compared to $14,356,000 for the same period in 1996.

During the three month period ended March 30, 1997, cash used in operating activities decreased by $5,312,000 when compared to the three month period ended March 31, 1996. For the three month period ended March 30, 1997, the net loss, as adjusted for non cash items, exceeded the net loss for the comparable period of 1996 by $3,982,000. Accounts receivable and inventories decreased $4,732,000 and $1,796,000, respectively, in the first quarter of 1997, while in 1996, the Company invested heavily in inventories to improve Storage Product availability, increasing inventory by $6,284,000. Accounts payable and accrued liabilities increased $1,823,000 and $6,363,000 for the first quarter of 1997 and 1996, respectively.

Expenditures  for  property and equipment for the  three  months ended March 30, 1997 and March 31, 1996 were $725,000 and $1,877,000, respectively. Spare parts required to support customer installations accounted for 43% of total property and equipment spending in the first quarter of 1997. As of March 30, 1997, there were no material commitments for capital expenditures.